UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Brekford International Corp.

(Name of Issuer)

Common Stock, $.0001 Par Value

(Title of Class of Securities)

106787 10 4

(CUSIP Number)

Rebecca G. DiStefano, Esq.
Greenberg Traurig, P.A.
5100 Town Center Circle, Suite 400
Boca Raton, Florida 33486
(561) 955-7600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 106787 10 4		Schedule 13D	Page 2 of 7
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only):
Chandra (C.B.) Brechin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,328,933
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
15,328,933
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,328,933 (includes 3,598,433 shares of Common Stock issuable upon conversion of the outstanding principal amount and accrued interest of a convertible promissory note)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 2 amends and supplements the Schedule 13G originally filed by Mr. C.B. Brechin on February 14, 2008, as amended on February 17, 2009, (the “Schedule 13G”), relating to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Brekford International Corp. (the “Issuer”).  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13G.

Item 1.

SECURITY AND ISSUER.

This statement relates to shares of the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 7020 Dorsey Road, Suite C, Hanover, Maryland 21076.

Item 2.

IDENTITY AND BACKGROUND.

(a) – (c) This Statement is filed by Chandra (C.B.) Brechin.  Mr. Brechin’s address is 7020 Dorsey Road, Suite C, Hanover, Maryland 21076.  Mr. Brechin’s present principal occupation or employment is Chief Executive Officer of the Issuer.

(d) - (e)  During the last five years, Mr. Brechin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Brechin is a United States citizen.

Item 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 9, 2009, Mr. Brechin acquired a 12% convertible promissory note in principal amount of $250,000 (the “Promissory Note”) issued by the Issuer in favor of him under which outstanding principal, accrued and unpaid interest may convert into shares of the Common Stock of the Issuer at the option of the reporting person at a price of $0.07 per share. The Promissory Note matures on the earlier of two years from the issue date of the note, or ten business days from the closing by the Issuer of any equity financing generating gross proceeds in the aggregate amount of not less than $5,000,000. The Promissory Note in principal amount of $250,000, plus accrued interest, was convertible into 3,598,433 shares of Common Stock as of December 2, 2009.

Item 4.

PURPOSE OF TRANSACTION.

Mr. Brechin acquired beneficial ownership of the shares of Common Stock underlying the Promissory Note as described in Item 3 herein.

On October 1, 2009, three directors of the Issuer, Messrs. C.B. Brechin, Scott Rutherford, and Bruce Robinson, entered into a stock purchase agreement on behalf of the Issuer (the “Stock Purchase Agreement”), with the court-appointed receiver, Robert D. Gordon (the “Receiver”), for its stockholder Legisi Marketing, Inc, to repurchase 18,910,000 shares of the Common Stock, and cancel 10,000,000 common stock purchase warrants exercisable at $0.39 per share (the “Warrants”), which shares of Common Stock and Warrants have been in the custody of the Receiver. The aggregate purchase price for the securities under the Stock Purchase Agreement was $700,000. The effectiveness of the Stock Purchase Agreement was subject to court approval which was received on November 4, 2009. The repurchased shares of Common Stock and Warrants have been returned to the Issuer’s treasury and cancelled.

The Issuer financed the transaction from the proceeds of convertible promissory notes (each, a “Promissory Note, and together, the “Promissory Notes”) issued on November 9, 2009, in favor of three directors and officers of the Issuer, Messrs. C.B. Brechin, Scott Rutherford and Bruce Robinson, in the respective principal amounts of $250,000, $250,000 and $200,000. Each Promissory Note is convertible into shares of Common Stock, at the option of each holder, at a conversion price of $0.07 per share, and bears 12% interest per annum. The Issuer has agreed to pay the unpaid principal balance of the Promissory Notes and all accrued and unpaid interest on the date that is the earlier of (i) two (2) years from the issue date of the notes, or (ii) ten (10) business days from the date of closing by the Issuer of any equity financing generating gross proceeds in the aggregate amount of not less than Five Million Dollars ($5,000,000) (the “Maturity Date”).

The occurrence of any of the following events of default (“Event of Default”) will, at the option of the holder of a Promissory Note, make all sums of principal and interest then remaining unpaid and all other amounts payable immediately due and payable, upon written demand from the holder, which Event of Default has not been cured within sixty (60) calendar days of receipt by the Issuer of written demand: (i) the Issuer fails to pay the entire principal and any accrued and unpaid interest due on the Maturity Date; (ii) filing by the Issuer of a voluntary petition under the United States Bankruptcy Code, or under any other insolvency act or law, state or federal, now or hereafter existing; or any action indicating the Issuer’s consent to, approval of, or acquiescence in, any such petition or proceeding; or the Issuer’s consent to the appointment of a receiver or trustee for all or a substantial part of its respective properties; or the making of an assignment to the benefit of the creditors on behalf of the Issuer; and (iii) filing of an involuntary petition against the Issuer under the United States Bankruptcy Code, or under any other insolvency act or law, state or federal, now or hereafter existing; or the involuntary appointment of a receiver or trustee for all or a substantial part of the Issuer’s property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of such properties, which remains undismissed, unbonded or undischarged ninety (90) days’ after issuance.

References to, and the descriptions of, the Stock Purchase Agreement and the form of Promissory Note are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Brechin, the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable and other investment considerations, Mr. Brechin may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as Mr. Robinson may deem advisable.  Mr. Brechin reserves the right to dispose of any or all of his shares of Common Stock in the open market or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Except as set forth in this Schedule 13D or the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 23, 2009, or such as would occur upon completion of any of the actions discussed above, Mr. Brechin does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j), inclusive, of the instructions to Item 4 of Schedule 13D.  Mr. Brechin may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the issuance of the Promissory Note, as of December 2, 2009, of this Schedule 13D, Mr. Brechin beneficially owned, in the aggregate, 15,328,933 shares of Common Stock, representing approximately 36.1% of the Issuer’s outstanding shares of Common Stock (based on 38,905,513 shares of Common Stock issued and outstanding as of November 19, 2009 according to the Definitive Proxy Statement of the Issuer filed with the Securities and Exchange Commission on November 23, 2009).

(b) Mr. Brechin directly owns and has sole voting power and sole dispositive power with respect to all of the shares of Common Stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, Mr. Brechin has not effected any transaction in the shares of Common Stock during the past sixty (60) days.

(d) Except for Mr. Brechin, no person is known by Mr. Brechin to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Brechin.

(e) Not applicable.

Item 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Mr. Brechin, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

Description

10.1

Stock Purchase Agreement, effective November 4, 2009, by and between the receiver of stockholder Legisi Marketing, Inc. and certain directors of the Issuer, on behalf of the Issuer

10.2

Form of Promissory Note, dated November 9, 2009, in favor of certain directors of the Issuer

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2009

/s/ CHANDRA (C.B.) BRECHIN
Name: Chandra (C.B.) Brechin

EXHIBIT INDEX

Exhibit No.

Description

10.1

Stock Purchase Agreement, effective November 4, 2009, by and between the receiver of stockholder Legisi Marketing, Inc. and certain directors of the Issuer, on behalf of the Issuer

10.2

Form of Promissory Note, dated November 9, 2009, in favor of certain directors of the Issuer